Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Filing: Registration Statement on Form S-4 (Registration No. 333-107588)

Boise Cascade Corporation
Information Agent Automated Script

You have reached Boise Cascade Corporation's information hotline. The following message provides information about the exchange ratio calculation in connection with Boise's acquisition of OfficeMax.

The exchange ratio determines how many shares of Boise common stock will be exchanged for each share of OfficeMax common stock. The ratio is based on the average closing sale prices of Boise's stock on the New York Stock Exchange Composite Transactions Tape beginning on November 21 and ending on December 5, 2003. Under the terms of the merger agreement, the exchange ratio can be no greater than .4268 and no less than .3492.

As of today, the exchange ratio would be ______. This means that OfficeMax shareholders will receive ______ shares of Boise common stock for each of their OfficeMax shares.

Please note that this calculation is for informational purposes only. Because Boise's stock price changes from day to day, the final exchange ratio may differ substantially from the calculation given in this message. The final exchange ratio will be determined and announced when the merger is closed.

If you have any questions or require further assistance, please call D.F. King & Co., Boise's information agent for the merger, toll free at 1-800-549-6746.

Thank you for calling.

Additional Information About This Transaction

The registration statement containing the joint proxy statement/prospectus was declared effective by the Securities and Exchange Commission (SEC) on November 5, 2003. On November 7, 2003, Boise and OfficeMax began mailing the definitive joint proxy statement/prospectus and other documents regarding this transaction to their respective security holders of record as of November 3, 2003. These documents contain important information about this transaction, and we urge you to read them carefully.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may obtain copies of these documents relating to Boise without charge from Boise on the Internet at www.bc.com under the "Investor Relations" section, or by contacting Boise's Corporate Communications Department by mail at 1111 West Jefferson Street, P.O. Box 50, Boise, Idaho 83728-0001, by phone at (208) 384-7990, or by e-mail to investor@bc.com. You may obtain copies of these documents relating to OfficeMax without charge on the Internet at www.officemax.com under the "Corporate Information" section, or by contacting OfficeMax's Investor Relations Department by mail at 3605 Warrensville Center Road, Shaker Heights, Ohio 44122, by phone at (216) 471-8697, or by e-mail to investor@officemax.com.

Participants in This Transaction

Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction are included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in OfficeMax's proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.